EXHIBIT 12.1
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2010	2009	2008	2007	2006
Interest expense per financial statements (1)	$16,489	$18,263	$30,117	$38,146	$42,098
Interest expense related to rent (2)	363	206	221	193	164

Total fixed charges	$16,852	$18,469	$30,338	$38,339	$42,262

Net income per financial statements	$17,550	$33,582	$25,556	$23,704	$26,609
Interest expense	16,489	18,263	30,117	38,146	42,098
Minority loss	(56)	56	86	236	183

Total earnings	$33,983	$51,901	$55,759	$62,086	$68,890

Ratio of earnings to fixed charges	2.0 x	2.8 x	1.8 x	1.6 x	1.6 x

(1)	Interest expense includes interest expense on ATM funding arrangements, borrowings and the amortization of capitalized debt issuance.

(2)	One-third of all rental expense is deemed to be interest.